UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  1)*

DRAGON PHARMACEUTICAL INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

26143 X 100

(CUSIP Number)

Yanlin Han

c/o Dragon Pharmaceutical Inc.

650 West Georgia Street, Suite 310

Vancouver, British Columbia

Canada V6B 4N9

(604) 669-8817

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 14, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26143 X 100

1.	Names of Reporting Persons Yanlin Han I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) □ (b) □
3	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization China
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power 26,753,741
8. Shared Voting Power 0
9. Sole Dispositive Power 26,753,741
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,753,741
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) □
13.	Percent of Class Represented by Amount in Row (11) 37.5%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D (Amendment No. 1)

Item 1. Security and Issuer

This statement relates to shares of Common Stock, $0.001 par value (the "Shares") of Dragon Pharmaceutical Inc., a Florida corporation (the "Issuer"). The address of the Issuer's principal executive offices is: 650 West Georgia Street, Suite 310, Vancouver, British Columbia, Canada V6B 4N9.

Item 2. Identity and Background

(a)	This statement is being filed on behalf of Yanlin Han, an individual (the

"Reporting Person").

(b)	The business address of the Reporting Person is: 650 West Georgia Street, Suite 310, Vancouver, British Columbia, Canada V6B 4N9.

(c)	The Reporting Person is the Chairman of the Board, Chief Executive Officer and a Director of the Issuer.

(d)	The Reporting Person, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4. Purpose of the Transaction

Not Applicable.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person beneficially owns an aggregate of 26,753,741 Shares, representing 37.5% of such outstanding class of the Issuer’s securities, determined in accordance with Rule 13d-3(d)(1). The percentage calculation is based upon 67,066,419 outstanding Shares as of November 14, 2008, as reported in the Issuer’s most recent quarterly report on Form 10-Q for the period ended September 30, 2008 (SEC file no. 000-27937).

(b)	The following table sets forth the number of Shares as to which the Reporting Person has:

(i)	the sole power to vote or direct the vote:	26,753,741
(ii)	shared power to vote or direct the vote:	0

(iii)	sole power to dispose or to direct disposition:	26,753,741
(iv)	shared power to dispose or to direct disposition:	0

(c)

In connection with a foreign equivalent domestic relations order providing for the termination of marriage between the Reporting Person and his spouse, Qingming Liu, pursuant to a Property Settlement Agreement dated November 14, 2008, the Reporting Person transferred 6,000,000 Shares to Qingming Liu without consideration, representing 8.9% of such outstanding class of the Issuer’s securities. The Reporting Person and Qingming Liu no longer constitute husband and wife nor share the same household. Accordingly, the Reporting Person will no longer represent shares held by Qingming Liu as beneficially owned and disclaims any interest therein now or hereafter.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as disclosed in Item 5(c), the Reporting Person has no other contracts, arrangements, understandings or relationship with respect to securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits

Exhibit A – Property Settlement Agreement dated November 14, 2008

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2009	/s/ Yanlin Han Yanlin Han

Exhibit A

Property Settlement Agreement

Property Settlement Agreement

Between Yanlin Han and Qingming Liu

This Property Settlement Agreement is entered into this 14th, November 2008 ("Agreement") between Yanlin Han and Qingming Liu (collectively the "Parties").

Whereas Yanlin Han and Qingming Liu are currently husband and wife;

Whereas Yanlin Han is an officer and director of Dragon Pharmaceutical, Inc. and is the owner of 31,453,741 shares of common stock and options to purchase 1,300,000 shares of common stock;

Whereas Yanlin Han and Qingming Liu are currently seeking a divorce and have entered into this Agreement to seek resolution of the division of the shares of common stock of Dragon Pharmaceutical.

Therefore, the parties agree as follows:

Pursuant to this Agreement, Mr. Yanlin Han will transfer 6,000,000 (six million) shares of common stock to Qingming Liu.

Subject to the Agreement between the Parties dated June 18, 2008, the Parties agree that the remaining common shares and all options held by Mr. Yanlin Han will continue to be his separate property.

The Parties agree that this Agreement is subject to court approval and that the Parties will jointly work together to sign documents and take all action necessary to carry out the forgoing Property Settlement.

/s/ Yanlin Han	/s/ Qingming Liu
Yanlin Han	Qingming Liu